September 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Attention:	Ernest Greene, Staff Accountant
Anne McConnell, Staff Accountant
Re:	iRobot Corporation
Form 10-K for the fiscal year ended December 31, 2022
Filed February 14, 2023
Response Letter Dated August 8, 2023
File No. 001-36414

Ladies and Gentlemen:

iRobot Corporation (the “Company,” “we,” “us” and “our”) respectfully submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 8, 2023. For your convenience, we have repeated your comments below in bold italic type before each of our responses. The Company appreciates the additional time granted to respond.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial Metrics and Non-GAAP Financial Measures, page 32

1.We note your response to prior comment 1. You indicate you will no longer exclude IP litigation expense from your non-GAAP financial measures in current and future periods; however, your proposed disclosures do not remove the related adjustments from prior comparable periods. Please tell us your consideration of Question 100.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in regard to recasting non-GAAP financial measures for prior periods and disclosing changes in the methodology used to calculate them.
The Company respectfully acknowledges and reiterates its determination that the historical SharkNinja IP litigation expenses, which were an extreme outlier given the stakes and costs involved, and given the Company has never had a similarly impactful litigation event in its nearly 20 year history as a public company, are not normal, recurring, cash operating expenses necessary to run its business. The Company does not exclude legal expenses, including non-SharkNinja IP litigation, that it determines to be normal, recurring expenses necessary to operate its business when calculating its

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000

non-GAAP financial measures including Non-GAAP Operating (Loss) Income, Non-GAAP Operating Margin, Non-GAAP (Loss) Income and Non-GAAP Net (Loss) Income per diluted share. For example, the Company considers legal expenses occurring during the ordinary course of business to include recurring fees relating to trademark, patent prosecution, commercial litigation, product compliance, regulatory compliance, data privacy, real estate, and labor and employment matters.
In determining whether expenses directly related to the Company’s IP litigation with SharkNinja do not constitute normal, recurring, expenses necessary to operate the business, the Company considers factors such as the frequency of similar litigation and the scope and complexity of the case or related cases. In determining that the SharkNinja IP litigation expenses did not constitute normal, recurring expenses necessary to operate the business, the Company considered the unique size, scope, complexity and frequency of this litigation. This matter included multiple separate (but related) cases in district court, the International Trade Commission (“ITC”), and at the Patent Trial and Appeal Board relating to a significant number of patents and claims of false advertising against a key industry competitor. The amount of resources expended, as well as the level of management and board-level attention, far exceeded any other litigation matter in the Company’s history. In fact, unlike any other IP litigation matters, the Company’s General Counsel obtained the board of directors’ concurrence before initiating legal action, and regular updates have been provided to the board of directors. Additionally, the Company respectfully advises the Staff that in March 2023 the Company received a favorable final determination at the ITC in its patent infringement action against SharkNinja which spanned over a multi-year period. The Company further advises the Staff that the expenses related to SharkNinja-specific IP litigation expenses during the second quarter of 2023 were de minimis and therefore were not excluded from its non-GAAP financial measures. The Company will update its Explanation of Non-GAAP Measures in its future filings to clearly specify the IP litigation expenses are related to SharkNinja-specific IP litigations.

2.    We note your response to prior comment 2. In order for us to more fully understand and assess the income tax adjustments you recorded to your non-GAAP financial measures in FY 2022 and for each subsequent interim period in FY 2023, please address the following:
•Demonstrate to us how you calculated the income tax adjustments for each period. Based on the amounts of each income tax adjustment and the amount of GAAP income tax expense, tell us the effective income tax rate related to your non-GAAP financial measures for each period and explain how you concluded the income tax adjustments result in income tax expense commensurate with each non-GAAP financial measure; and

•In regard to the tax valuation allowance, you indicate your analysis began with a determination of whether cumulative losses were present on a non-GAAP basis and you determined you had cumulative three-year income for 2020 through 2022 on a non-GAAP basis; however, it appears to us cumulative losses are present on a non- GAAP basis through the quarter ended March 31, 2023. More fully explain to us how this was considered in your analysis and tell us how you determined that potentially recording a tax valuation allowance in different periods on a GAAP basis and a non-GAAP basis is appropriate.

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000

The Company hereby furnishes the following table to demonstrate its calculation of income tax adjustments for each period and reconcile the income tax expense (benefit) on a GAAP and non-GAAP basis for the year ended December 31, 2022 and for the six months ended July 1, 2023 (in thousands):

	Fiscal Year Ended December 31, 2022			Six Months Ended July 1, 2023
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Net loss (income)	$(286,295)	$168,569	$(117,726)	$(161,912)	$76,788	$(85,124)
Income tax expense (benefit)	24,612	(76,424)	(51,812)	4,455	(33,992)	(29,537)
(Loss) income before income taxes	(261,683)	92,145	(169,538)	(157,457)	42,796	(114,661)

Statutory federal income tax	(54,953)	19,350	(35,603)	(33,066)	8,987	(24,079)
State taxes (net of federal benefit)	(6,314)	1,802	(4,512)	(4,441)	1,080	(3,361)
Foreign tax rate differential	1,416	(641)	775	39	325	364
Income tax (benefit) provision at statutory income tax rates	(59,851)	20,511	(39,340)	(37,468)	10,392	(27,076)

Federal and state credits	(9,473)	—	(9,473)	(4,277)	(159)	(4,436)
Excess tax expenses (benefits) from stock-based compensation (1)	1,813	(1,813)	—	581	(581)	—
Foreign-derived intangible income	(1,364)	(774)	(2,138)	—		—
Executive compensation (1)	541	(541)	—	358	(358)	—
Change in valuation allowance	91,905	(93,018)	(1,113)	39,812	(39,847)	(35)
Non-deductible transaction costs (2)	2,711	(2,711)	—	1,535	(1,535)	—
Unrecognized tax benefits	—	—	—	3,672	(2,164)	1,508
Other	(1,670)	1,922	252	242	260	502
Income tax expense (benefit)	$24,612	$(76,424)	$(51,812)	$4,455	$(33,992)	$(29,537)
Effective income tax rate	(9.4)%		30.6%	(2.8)%		25.8%
(1) - Adjustments to exclude impact from ASC 718 stock-based compensation on executive compensation as well as stock-based compensation shortfalls which are not commensurate with our non-GAAP measure of income.
(2) - Adjustments to exclude impact from non-deductible transactions costs related to merger activities which are not commensurate with our non-GAAP measure of income.

As disclosed in the Management's Discussion and Analysis of Financial Condition and Results of Operations Key Financial Metrics and Non-GAAP Financial Measures on page 32 of our Form 10-K for the year ended December 31, 2022, we calculate our non-GAAP income tax expense (benefit) as follows:
1.We adjust the GAAP income tax expense (benefit) for the impact of each non-GAAP adjustment using the appropriate statutory tax rate of the jurisdiction from which each adjustment originated. For the year ended December 31, 2022 and the interim period six months ended July 1, 2023, the tax impact was $20.5 million and $10.4 million, respectively. These adjustments resulted in effective tax rates, based solely on the non-GAAP adjustments, of 22.3% for fiscal year 2022 and 24.3% for the six months ended July 1, 2023.
2.We then assess the need for adjustments to our valuation allowance on a non-GAAP basis and adjust the GAAP tax provision in a manner commensurate with the non-GAAP pre-tax profitability. Based on our analysis, we determined that it is more likely than not that the U.S.

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000

deferred tax assets are realizable on a non-GAAP basis as discussed further below. As a result, when calculating our non-GAAP income tax provision, we made an adjustment to eliminate the GAAP income tax provision effect of the valuation allowance recorded in the U.S. jurisdiction. For the year ended December 31, 2022 and the six months ended July 1, 2023, the deferred tax expense impact of the U.S. valuation allowance that was eliminated was $93.0 million and $42.3 million, respectively. The tax adjustment of $93.0 million included a tax impact of $65.1 million valuation allowance on net U.S. deferred tax assets originating from losses during fiscal 2022 and $27.9 million related to the establishment of valuation allowance on our net U.S. deferred tax assets that existed at the end of fiscal 2021.
3.We also exclude certain tax items that are not commensurate with current period earnings (losses).

With respect to the Company’s analysis of cumulative income (loss) during the interim periods of fiscal 2023, we respectfully advise the Staff that our analysis of cumulative three-year income (loss) is updated quarterly. Although losses are present on a consolidated non-GAAP basis in the first quarter ended April 1, 2023 and the second quarter ended July 1, 2023, the Company continues to have cumulative non-GAAP income in the U.S. jurisdiction for the rolling three-year periods ended December 31, 2022, April 1, 2023 and July 1, 2023. As demonstrated in the table above, our non-GAAP financial measures for the year ended December 31, 2022 and the six months ended July 1, 2023 excluded $92.1 million and $42.8 million, respectively, of expense mainly related to stock-based compensation, merger and acquisition related expenses and restructuring costs. Substantially all of these excluded expenses were generated in the U.S. As the Staff observed, the Company separately evaluates the need for valuation allowances based on actual and expected earnings on a GAAP basis and a non-GAAP basis. Given the size of the stock-based compensation, merger and acquisition related expenses and restructuring costs, the Company’s profitability on a GAAP basis has been and will continue to be negatively impacted. However, because these expenses are excluded from our non-GAAP financial measure, the impact on our analysis of any potential cumulative non-GAAP losses is in our view less significant (and evidence that is substantially less difficult to overcome) than in the GAAP analysis. Accordingly, the expected return to profitability is hastened on a non-GAAP basis relative to the time necessary on a GAAP basis. The Company concluded that near-term forecasted U.S. losses on a non-GAAP basis would be transitory. Specifically, the Company expects to return to profitability on a non-GAAP basis in fiscal year 2025 based on its financial model at the time of its analysis. Therefore, the Company concluded that the positive evidence outweighs the negative evidence of near-term U.S. non-GAAP losses and determined that no valuation allowance attributable to non-GAAP U.S. deferred tax assets was required to be incorporated into its non-GAAP tax provisions for the periods presented. In summary, the Company believes that such different recognition conclusions are appropriate as the composition of pretax earnings on a GAAP and non-GAAP basis are different.

* * * *

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000

If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 430-3000.

Sincerely,

/s/ Julie Zeiler

Julie Zeiler
Executive Vice President and Chief Financial Officer

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000